UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. )

Marex Group plc
(Name of Issuer)

Common Stock, par value $0.001551 per share
(Title of Class of Securities)

G5S37H101
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS MASP Investor Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,083,349(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,083,349(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,083,349(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	MASP Investor Limited Partnership (“MASP Investor LP”) acts through its general partner Forty Two Point Two Acquisition Limited (“FTPTAL”). FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the Shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP

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CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS Forty Two Point Two Acquisition Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,083,349(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,083,349(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,083,349(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	MASP Investor LP acts through its general partner FTPTAL. FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the Shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.

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CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS BXR Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,083,349(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,083,349(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,083,349(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	MASP Investor LP acts through its general partner FTPTAL. FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the Shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.

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Item 1(a).	Name of Issuer:

Marex Group plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

155 Bishopsgate, London EC2M 3TQ, United Kingdom

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

(i) MASP Investor Limited Partnership (“MASP Investor LP”)
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Limited partnership established under the laws of Jersey

(ii) Forty Two Point Two Acquisition Limited (“FTPTAL”)
Little Denmark Building, PO Box 4584, Road Town, Tortola, British Virgin Islands
Citizenship: Company organized under the laws of the British Virgin Islands

(iii) BXR Group Holdings Limited (“BXR Group”)
Little Denmark Building, PO Box 4584, Road Town, Tortola, British Virgin Islands
Citizenship: Company organized under the laws of the British Virgin Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001551 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G5S37H101

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of November 14, 2024, FTPTAL directly held 10,083,349 Shares. MASP Investor LP acts through its general partner FTPTAL. FTPTAL is indirectly wholly-owned by BXR Group, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations of the percentage of Shares beneficially owned are based on 70,290,886 Shares outstanding as of June 30, 2024 based on information provided by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 25, 2024.

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(c) As November 14, 2024, the number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

10,083,349

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

10,083,349

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

FORTY TWO POINT TWO ACQUISITION LIMITED, AS GENERAL PARTNER OF MASP INVESTOR LIMITED PARTNERSHIP

By:	/s/ Jacqueline Daley
Name: Jacqueline Daley
Title: Director

FORTY TWO POINT TWO ACQUISITION LIMITED

By:	/s/ Jacqueline Daley
Name: Jacqueline Daley
Title: Director

BXR GROUP HOLDINGS LIMITED

By:	/s/ Christina Rodriguez
Name: Christina Rodriguez
Title: Director

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EXHIBIT INDEX

Exhibit Number	Title

1.	Joint Filing Agreement

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